SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Gmarket Inc.

(Name of Subject Company (Issuer))

eBay KTA (UK) Ltd. (Offeror)

eBay Inc. (Parent of Offeror)

(Names of Filing Persons)

Common Shares, par value KRW 100 per share

American Depositary Shares, as evidenced by American Depositary Receipts,

each representing one Common Share

(Title of Class of Securities)

The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.

The CUSIP number for the related American Depositary Shares is 38012G100.

(CUSIP Number of Class of Securities)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

Tel: (408) 376-7400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Keith Flaum, Esq. Jane Ross, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee(2)
U.S. $1,226,750,976(1)	U.S. $68,452.70(2)

(1)	For purpose of calculating the amount of filing fee only in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the offer to purchase up to 51,114,624 Common Shares, par value KRW 100 per share, or American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share of Gmarket Inc. (the “Company”), at a purchase price of U.S. $24.00 per Common Share or American Depositary Share, net to the seller in cash, without interest and less any required withholding taxes. Such number of shares consists of (i) 50,423,122 Common Shares represented by the Company in the Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and the Company (the “Share Allocation and Tender Offer Agreement”) to be issued and outstanding as of the date of the Share Allocation and Tender Offer Agreement, (ii) 539,835 Common Shares represented by the Company in the Share Allocation and Tender Offer Agreement to be issuable upon the exercise of vested and exercisable stock options as of the date of the Share Allocation and Tender Offer Agreement, and (iii) 151,667 Common Shares represented by the Company in the Share Allocation and Tender Offer Agreement to be issuable upon the exercise of unvested stock options that are entitled to accelerated vesting upon a change of control.

(2)	The amount of the filing fee calculated in accordance with the Exchange Act equals U.S. $55.80 per U.S. $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $68,452.70	Filing Party: eBay KTA (UK) Ltd. and eBay Inc.
Form or Registration Number: SC TO-T	Date Filed: May 4, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed initially with the U.S. Securities and Exchange Commission on May 4, 2009 by (i) eBay Inc., a Delaware corporation (“eBay”), and (ii) eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom (the “Offeror”) and an indirect wholly-owned subsidiary of eBay, relating to the tender offer by the Offeror to purchase all outstanding common shares, par value KRW 100 per share (the “Common Shares”), and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by Citibank, N.A., as depositary (the “ADSs” and, together with the Common Shares, the “Company Securities”), of Gmarket Inc., a company organized under the laws of the Republic of Korea, at a purchase price of U.S. $24.00 per Company Security, net to the seller in cash, without interest and less any required withholding taxes. The tender offer by the Offeror is subject to the terms and conditions set forth in the Offer to Purchase, dated May 4, 2009, and in the related Letter of Transmittal for ADSs and Letter of Transmittal for Common Shares, copies of which were filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively. This Amendment is being filed on behalf of eBay and the Offeror.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(1)(x) Summary Advertisement as published on May 5, 2009 in The Korea Economic Daily and JoongAng Ilbo (translated into English)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2009

EBAY INC.

By:	/S/ MICHAEL R. JACOBSON
	Name:	Michael R. Jacobson
	Title:	Senior Vice President, Legal Affairs, General Counsel and Secretary

EBAY KTA (UK) LTD.

By:	/S/ JAY C. CLEMENS
	Name:	Jay C. Clemens
	Title:	Director

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(x)	Summary Advertisement as published on May 5, 2009 in The Korea Economic Daily and JoongAng Ilbo (translated into English)